Exhibit 99.4

For Immediate Release	December 18, 2019

THE VALENS COMPANY ANNOUNCES TSXV APPROVAL OF NORMAL COURSE ISSUER BID

Kelowna, B.C., December 18, 2019 – Valens GroWorks Corp. (TSXV: VGW) (OTCQX: VGWCF) (the “Company”, “Valens” or “The Valens Company”), a vertically integrated provider of industry leading extraction products and services, including a diverse suite of extraction methodologies, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, announced today that the TSX Venture Exchange (the “TSXV”) has approved its notice of intention to make a normal course issuer bid for its common shares (“Shares”) as appropriate opportunities arise from time to time. Valens’ normal course issuer bid will be made in accordance with the policies of the TSXV. Valens may purchase its Shares during the period from December 19, 2019 to December 18, 2020.

Pursuant to the notice and subject to the market price of its Shares and other considerations, Valens may acquire over the next 12 months up to 6,275,204 Shares, representing 5% of the outstanding Shares, for cancellation. There are 125,504,096 Shares outstanding as of December 12, 2019. Any purchases will be made at market prices through the facilities of the TSXV. Valens believes that the purchase of its outstanding Shares may be an appropriate use of its resources over the next 12 months, based upon the market price of its Shares during such period. AltaCorp Capital Inc. has been appointed by Valens as broker to conduct the normal course issuer bid.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. Effective at the start of trading on December 19, 2019, The Valens Company will trade on the TSXV under the ticker VLNS. The Company expects to formally change its name in due course (with its ticker changing on the OTCQX once final regulatory approvals are received). For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Telephone: +1.778.755.0052

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VGW@kcsa.com

212.896.1233 / 212.896.1203

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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